N-SAR EXHIBIT 77C

OPPENHEIMER CHAMPION INCOME FUND

Period Ending September 30, 2012

SPECIAL SHAREHOLDER MEETING (Unaudited)

On September 14, 2012, a shareholder meeting of Oppenheimer Champion Income Fund (the “Fund”) was held at which the following Proposal to approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) between the Fund and Oppenheimer Global Strategic Income Fund the “Acquiring Fund”), and the transactions contemplated thereby, as set forth in the combined prospectus and proxy statement dated July 27, 2012, was approved. The following is a report of the votes cast:

Proposal:

To approve a Reorganization Agreement between the Fund and the Acquiring Fund and the transactions contemplated thereby, including: (i) the transfer of substantially all of the assets of the Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund as specified in the Fund’s prospectus and proxy statement, (ii) the distribution of shares of the Acquiring Fund to the corresponding shareholders of the Fund in complete liquidation of the Fund, and (iii) the cancellation of the outstanding shares of the Fund (all of the foregoing being referred to as the “Reorganization”).

FOR	AGAINST	ABSTAIN
138,453,162.2703	7,472,813.6395	9,519,900.5202